Exhibit 99.6

NICE Investigate Brings Digital Cloud Transformation to Lancashire Constabulary
to Provide Faster, More Efficient Investigations and Prosecutions

NICE Investigate will support more than 3,600 officers and digitally transform processes around the collection, analysis and sharing of digital evidence, saving both time and money

Hoboken, N.J., October 19, 2020 – NICE (Nasdaq: NICE) today announced that Lancashire Constabulary has chosen to deploy its cloud-based NICE Investigate Digital Evidence Management solution (DEMS). Lancashire Constabulary will roll out NICE Investigate to more than 3,600 officers, in partnership with the Crown Prosecution Services (CPS), to digitally transform processes around the collection, analysis and sharing of digital evidence, ultimately enabling it to investigate and prosecute cases faster and more efficiently.

Carl Drinkwater, a Project Manager with the James Harvard Consultancy assigned to the DEMS project on behalf of Lancashire Constabulary, stated, “As part of a business-change approach to transforming how digital evidence is managed, Lancashire Constabulary undertook an exhaustive end-to-end exercise of mapping out the journey of digital evidence from its front-line officers to investigators to the CPS for different types of offenses, such as domestic violence, assault, theft and so on. This gave us a clear understanding of where there were inefficiencies and opportunities to use NICE Investigate to save time, money and speed up investigations. Ultimately, NICE Investigate is going to improve outcomes for Lancashire Constabulary, the CPS and the communities they serve.”

According to Drinkwater, process improvements equate to cost savings as well. Investigators currently spend the majority of their workday manually copying CCTV and body-worn video used in investigations onto CDs, which then need to be physically labeled, categorized and shelved. With NICE Investigate this process will be completely automated as video is automatically pulled into digital case folders. “We expect a 70 percent cost-savings from this process change alone,” said Drinkwater. “Additionally, because evidence will be stored digitally in the cloud, we also anticipate a 75 percent reduction in the cost of physical media.”

Chris Wooten, Executive Vice President, NICE, stated, “Lancashire Constabulary’s business-change approach to digital transformation is a direction that all police forces should emulate. By focusing on specific process improvements that can be achieved through digital transformation, forces can achieve substantial, tangible outcomes.”

Leading up to its force-wide rollout of the full version of NICE Investigate anticipated for later this year, Lancashire Constabulary will continue to rely on NICE Investigate Xpress. Lancashire deployed NICE Investigate Xpress earlier this year at the start of the pandemic, to help keep officers safe from COVID-19. Offered free to police forces through 2020, NICE Investigate Xpress transforms processes around collecting, analyzing and sharing digital evidence, that would ordinarily require in-person contact or physical touch.

“The support from NICE during the pandemic has been invaluable,” said Drinkwater. “NICE Investigate Xpress has helped us put safeguards in place to better protect officers, force staff and CPS stakeholders by removing the physical touch from digital evidence. Lancashire has been able to share all needed case evidence digitally, securely and remotely.”

NICE Investigate is a one-stop solution for transforming manual processes around the collection, management, analysis and sharing of all types of digital evidence. NICE Investigate is currently being used by 15 police forces in the U.K., additional police departments in the U.S., and more than 50,000 investigators and police officers around the world. NICE is also offering a version of its cloud-based NICE Investigate, NICE Investigate Xpress, to police forces free-of-charge for the duration of 2020, typically deployed in less than 48 hours.

To learn more about the NICE Investigate Digital Evidence Management solution and NICE Investigate Xpress:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About Lancashire Constabulary
Founded in 1839, Lancashire Constabulary is a UK police force covering a county spanning 1,189 square miles. It is split into three divisions, West, South and East, with its Headquarters based in Hutton, Preston. Serving a population of nearly 1.5 million are 2,900 Police Officers and 2,500 Police staff – of which 290 are PCSOs and 460 Special Constabulary Officers, Police Cadets and community volunteers.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.